

Mail Stop 7010

November 16. 2007

<u>Via U.S. mail and facsimile</u>

Ms. Ann B. Ruple
Chief Financial Officer
Clean Diesel Technologies, Inc.
300 Atlantic Street, Suite 702
Stamford, Connecticut 06901

> RE: Form 10-K for the fiscal year ended December 31, 2006
>   Form 10-Q for the period ended September 30, 2007
>   File No. 0-27432

Dear Ms. Ruple:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Financial Statements

Consolidated Statements of Operations, page 31

2. Please separately present cost of revenue for each revenue category. Refer to Rule 5-03(b)(2) of Regulation S-X. Correspondingly, please separately discuss the cost of revenue and gross profit amounts associated with each of these categories in MD&A.

Notes to the Financial Statements

Note 2. Significant Accounting Policies, page 34

General

3. Please disclose the types of expenses that you include in the cost of revenue line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenue line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenue, please disclose:

    •   in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
    •   in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenue and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

4. If you pay slotting fees, engage in cooperative advertising programs, have buydown programs, or make other payments to resellers, please disclose your accounting policy for each of these types of arrangements, including the statement of income line item that each type of arrangement is included in. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-9. Please also discuss in MD&A any significant estimates resulting from these arrangements.

Revenue Recognition, page 35

5. Please expand your disclosure to discuss your revenue recognition policy related to nonrefundable up-front license fees. Your disclosures in note 10 indicate that in certain arrangements you recognize the revenue related to these fees upon receiving

payment. Please address how your accounting of these fees complies with the guidance provided in question 5 of SAB Topic 13:A.

Note 6. Stockholders' Equity

Issuance of Common Shares, page 40

6. You state that you will issue warrants to purchase 837,994 shares of your common stock at an exercise price of $1.6875 per share to the placement agent as additional compensation for its services. Please also disclose how you accounted for these warrants in accordance with paragraphs 5 through 8 of SFAS 123(R) and EITF 96-18. You should disclose the value of the warrants, including the significant estimates and assumptions you used to arrive at this value.

Note 12. Geographic Information, page 47

7. Please also provide the geographic information regarding your assets as required by paragraph 38(b) of SFAS 131.

Item 9A. Controls and Procedures, page 48

8. Please disclose changes in your internal controls over financial reporting which occurred during the last fiscal quarter instead of referring to changes that occurred subsequent to the quarter that materially affected or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2007

General

9. Please address the above comments in your interim filings as well.

Note 1. Significant Accounting Policies

Newly Adopted Accounting Standards, page 7

10. Please expand your disclosures related to the adoption of FIN 48 to address the following as required by paragraphs 20 and 21 of FIN 48:
   • Please disclose your policy for classifying interest and penalties on your statements of operations;

- Please disclose any unrecognized tax benefits on the date of adoption as well as the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of the date of adoption;
- Please disclose the total amount of accrued interest and penalties recognized as of the date of adoption;
- Please provide the disclosures required by paragraph 21(d) for any positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date; and
- Please disclose any material changes to any of the above items in subsequent interim periods.

Item 4. Controls and Procedures, page 19

11. You state that your principal executive and principal financial officers have concluded that disclosure controls and procedures were effective for the purpose for which they were designed as of the end of such period. The first sentence of your paragraph explains what disclosure controls and internal controls are designed to do but does not refer to the complete definition of disclosure controls and procedures. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, in a similar manner to your Form 10-K for the year ended December 31, 2006, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief